

WOBD, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

WOBD, LLC

DECEMBER 31, 2020 and 2019

TABLE OF CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. DUBLIN GRANVILLE RD - SUITE ONE
(No. and Street)

WESTERVILLE	OH	43081
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL J. MENZER - (614) 855-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, SCHAEFER, HACKETT & CO.
(Name – *if individual, state last, first, middle name*)

1 East Fourth St - Ste 1200	CINCINNATI	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. MENZER _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WOBD, LLC _____ , as

of __DECEMBER 31_____, 20 20_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO + General Mgr
Title

JANELLE R. COURTRIGHT
Notary Public, State of Ohio
My Commission Expires 6-28-20 23

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WOBD, LLC
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of WOBD, LLC as of December 31, 2020 and 2019, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WOBD, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WOBD, LLC's management. Our responsibility is to express an opinion on WOBD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WOBD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1 on page 12 has been subjected to audit procedures performed in conjunction with the audits of WOBD, LLC's financial statements. The supplemental information is the responsibility of WOBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as WOBD, LLC's auditor since 2017.

Cincinnati, Ohio
February 18, 2021

4

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2020 and 2019

		2020		2019
ASSETS				
Cash	$	60,614	$	138,552
Prepaid expenses		8,813		8,704
Receivable from parent		-		6,066
Other receivables		10		-
Deposits		4,965		3,838
Equipment, net of accumulated depreciation				
of $2,938 and $2,078, respectively		1,362		2,222
	$	75,764	$	159,382
LIABILITIES AND MEMBER'S EQUITY				
LIABILITIES				
Accounts payable	$	-	$	765
Accrued expenses		11,403		9,300
Payable to broker		-		3,033
		11,403		13,098
MEMBER'S EQUITY		64,361		146,284
	$	75,764	$	159,382

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	2019
REVENUE		
Fee income	$ 117,585	$ 795,845
EXPENSES		
Commissions	116,601	547,410
Professional fees	65,406	59,177
General and administrative	107,589	39,483
Depreciation	860	860
	290,456	646,930
NET (LOSS) INCOME	$ (172,871)	$ 148,915

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2020 and 2019

BALANCE - JANUARY 1, 2019	$	53,741
NET INCOME		148,915
MEMBER CONTRIBUTIONS		43,628
MEMBER DISTRIBUTIONS		(100,000)
BALANCE - DECEMBER 31, 2019		146,284
NET LOSS		(172,871)
MEMBER CONTRIBUTIONS		90,948
MEMBER DISTRIBUTIONS		-
BALANCE - DECEMBER 31, 2020	$	64,361


STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 and 2019


	2020	2019
CASH FLOWS (USED IN) PROVIDED FROM OPERATING ACTIVITIES		
Net (loss) income	$ (172,871)	$ 148,915
Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities:		
Depreciation	860	860
Noncash contributions for shared service expenses	90,948	23,628
Increase (decrease) in cash caused by changes in operating items:		
Prepaid expenses	(109)	6,792
Receivable from parent	6,066	(2,709)
Other receivables	(10)	-
Deposits	(1,127)	(753)
Accounts payable	(765)	765
Accrued expenses	2,103	372
Payable to broker	(3,033)	(324)
Net cash flow (used in) provided from operating activities	(77,938)	177,546
CASH FLOWS USED IN FINANCING ACTIVITIES		
Contributions from member	-	20,000
Distributions to members	-	(100,000)
Net cash flow (used in) provided from financing activities	-	(80,000)
(DECREASE) INCREASE IN CASH	(77,938)	97,546
CASH, BEGINNING OF YEAR	138,552	41,006
CASH, END OF YEAR	$ 60,614	$ 138,552
SUPPLEMENTAL NONCASH DISCLOSURE:		
Capital contributions	$ 90,948	$ 23,628

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

1.   ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Georgia, Minnesota, North Carolina, Texas and Pennsylvania.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The outbreak of the coronavirus (COVID-19) which emerged globally at the end of 2019 continues to impact the global economy. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread, and intensity of the pandemic, all of which are uncertain and difficult considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's finances.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to ten years.

Revenue Recognition

Fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities by the Parent, and income is recognized when earned in accordance with accounting principles generally accepted in the United States.

Fee income and related commission expenses are recorded when earned, which is when the underlying equity transactions are completed, and funds are received. The Company believes that the performance obligation is satisfied at a point in time (on the notice date) because that is when the underlying equity transaction is identified, the amounts are agreed upon and the risks and rewards of ownership have been transferred.

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. For the years ended December 31, 2020 and 2019, the Company did not have a liability for unrecognized tax benefits.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule. At December 31, 2020 and 2019, the Company had net capital of $49,211 and $125,454 respectively, which were $44,211 and $120,454, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital at December 31, 2020 and 2019 was approximately 0.23 to 1 and 0.10 to 1, respectively, as compared to a maximum allowed ratio of 15 to 1.

4.   EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3. The Company limits its business activities exclusively to private placements and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

5.   RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Parent charges the Company a monthly fee representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries. For the years ended December 31, 2020 and 2019, the Company incurred fees of $90,948 and $23,628, respectively. In lieu of payment, the Company reflects these amounts as non-cash capital contributions.

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company. For the years ended December 31, 2020 and 2019, the Company had a receivable from the Parent of $0 and $6,066, respectively, all related to private placements.

6.   CONTINGENT LIABILITY

The Company has entered into multiple participating broker dealer agreements with a third party to provide assistance with the offer and sale of limited partnership interests in private placements. The agreements provide for a synthetic interest payment due to the participating broker dealer at the conclusion of each partnership. The amount due to the participating broker dealer is contingent upon the performance of each partnership and the final equity multiple achieved. At this time, it is not possible to estimate a range of amounts to be owed and accordingly, no liability has been recorded at December 31, 2020 in the accompanying financial statements.

7.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 18, 2021, the date on which the financial statements were available to be issued.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	2019
NET CAPITAL		
TOTAL EQUITY	$ 64,361	$ 146,284
DEDUCT NON-ALLOWABLE ASSETS	(15,150)	(20,830)
NET CAPITAL	$ 49,211	$ 125,454
COMPUTATION OF NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 44,211	$ 120,454
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 11,403	$ 13,098
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$ 43,211	$ 119,454
Ratio: Aggregate indebtedness to net capital	0.23 to 1	0.10 to 1

Note: There are no material differences between the amounts presented above and the amounts reported on the unaudited Part IIA of Form X-17A-5 as originally filed as of December 31, 2020 and 2019.

See Report of Independent Registered Public Accounting Firm.

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WOBD, LLC
Westerville, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WOBD, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 as WOBD, LLC is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. WOBD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 18, 2021

WOBD, LLC's EXEMPTION REPORT

WOBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

WOBD, LLC

I, Michael J. Menzer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO & GENERAL MANAGER

February 18, 2021